

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Ms. Kathleen Crusco
Chief Financial Officer
Epicor Software Corporation
4120 Dublin Boulevard, Suite 300
Dublin, CA 94568

> **Re:** **Epicor Software Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 12, 2012**
> **File No. 333-178959**

Dear Ms. Crusco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Risk Factors, page 12

1. We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. Please confirm that you will include a risk factor in future filings that alerts potential investors to the limited reporting status of the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Additionally, given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. If you intend to continue to file

periodic reports pursuant to your obligations under the Indenture, provide appropriate disclosure that you will be a "voluntary filer."

If we experience shortages of delays in the receipt of equipment…, page 23

2.   We note your disclosure that you rely on a single supplier or a limited number of suppliers for some of the products and software license included in your business management solutions. To the extent you are materially dependent on limited and single source suppliers, such as Dell, Inc., you should include in the business section a discussion regarding your reliance on suppliers as well as a brief description of the material terms of the agreements. Further, please tell us what consideration you gave to filing such agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Year Ended September 30, 2012 (Successor) compared to the Year Ended September 30, 2011 (Predecessor/Successor)(Non-GAAP), page 33

3.   We note that your results of operations discussion is based on combined financial information for fiscal 2011 rather than including a comparison of the company's historical results pursuant to Item 303(a) of Regulation S-K. An analysis of such combined financial information, while useful to investors, should supplement a discussion of the historical financial statements and should not be presented with greater prominence. Please tell us your consideration to include a comparison of historical financial statements for all periods presented, as required by Item 303(a) of Regulation S-K.

4.   Further, you state that the combined financial information does not reflect all adjustments that would be required if the results for fiscal 2011 were reflected on a pro forma basis but rather the amounts are simply the arithmetic sum of the predecessor and successor amounts. The combined financial information should be in a format consistent with Article 11 of Regulation S-X and include all of the relevant pro forma adjustments required by such Rule. Please tell us how you considered presenting the combined financial information in such a format.

Liquidity and Capital Resources

Cash Flows, page 50

5.   Your discussion of cash flows from operating activities repeats items that are readily determinable from the financial statements and therefore, does not contribute substantively to an understanding of your cash flows. Please revise your disclosures to

address material changes in the underlying drivers that affect your operating cash flows. We refer you to Section IV.B.1 of SEC Release 33-8350.

6.   We note the various references on page 51 to "Non-GAAP Predecessor/Successor Combined" amounts for the year ended September 30, 2011. As previously noted, if you determine that a supplemental analysis of pro forma information is relevant, it would be inappropriate to simply combine information for the pre and post-transaction periods without reflecting the adjustments required by Article 11 of Regulation S-X. Also as noted above, such analysis should not be presented with greater prominence than the discussion of the historical financial information. As currently presented, your liquidity discussion does not appear to be consistent with Article 11 of Regulation S-X and further it is unclear to us how your pro forma liquidity discussion benefits investors. Please tell us how you considered revising your disclosure to give prominence to a liquidity discussion based on the historical financial statements and supplementally providing pro forma cash flow information consistent with Article 11 of Regulation S-X, explaining why you believe such supplemental disclosure is appropriate. Alternatively, consider removing the disclosure regarding the Non-GAAP Predecessor/Successor Combined amounts.

Critical Accounting Policies

Income Taxes, page 55

7.   We note that you disclose the amount of cash held in foreign jurisdictions whose earnings are deemed permanently reinvested and accordingly you do not plan to repatriate those funds to the U.S. As this appears to be a significant portion of your cash as of September 30, 2012, please tell us your consideration to include this disclosure as part of your liquidity discussion on page 48 along with a discussion regarding the potential tax impact should you need to repatriate such funds. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Policy Information

Revenue Recognition, page 67

8.   Please tell us your consideration for expanding your disclosures to describe the type of services included in the "Services" line item in your consolidated statements of comprehensive income (loss), consistent with your disclosures on page 31. Also, tell us how much revenue was derived from each of the software-as-a-service arrangements ("SaaS") and maintenance agreements. Further, with regards to SaaS arrangements, please consider describing here the nature of these arrangements, including typical subscription terms and billing frequency. Lastly tell us the amount of deferred revenue

that is related to the SaaS arrangements and whether such amounts reflect the total amount due for the entire term.

9.   We note your revenue recognition policy for multiple element arrangements with non-software elements. Please tell us the percentage of revenue generated from these types of arrangements and the typical elements they include. Further, we note you allocate revenue to each deliverable based on their relative selling price using a hierarchy of VSOE, third-party evidence and estimated selling price. Please tell us how frequently you use estimated selling price to allocate revenue in these arrangements and to the extent you use it frequently, tell us your consideration to expand your disclosures to better describe how you determine estimated selling price.

Note 4. Goodwill, page 79

10.   We note that based on your July 1, 2012 goodwill impairment analysis, you determined that the fair value exceeded the carrying value for each reporting unit. In addition, you did not note any indicators that goodwill was impaired as of September 30, 2012. As such, please explain further your statement where you indicate "[i]f such conditions exist in the future, we may be required to record impairment and such impairments, if any, may be material." Tell us what conditions you are referring to and explain further how they impacted your analysis and conclusions.

11.   We note that in the fourth quarter of fiscal 2012 you recorded a $9.3 million out-of-period adjustment to the purchase price allocation related to the Acquisitions. We further note that you determined this adjustment was immaterial to your prior period financial statements for fiscal 2011 or any of the quarters in fiscal 2012. It is not clear to us how you arrived at your conclusion as the quantitative impact of this adjustment appears to be significant. Please provide us with your materiality analysis that supports your conclusion. Please ensure that your response addresses both the quantitative and qualitative factors outlined in SAB 99 as well as any other qualitative factors considered. We refer you also to the guidance in SAB 108.

Note 9. Income Tax, page 87

12.   We note from the table on page 89 that a foreign subsidiary issued dividends in fiscal year 2012 and the period from inception to September 30, 2011. Please tell us how this dividend is consistent with your statement on page 88 that there are no plans to repatriate earnings from foreign subsidiaries or your disclosure on page 56, where you note you do not plan to repatriate cash held in foreign jurisdictions.

13.   We also note the line item titled "Other permanent differences." Please provide us with a breakdown of the individual items that comprise this line item and tell us your consideration to separately disclose any significant items included therein.

Note 10. Restricted Partnership Unit Plan and Stock Based Compensation Plans, page 91

14.   Please provide a breakdown of the compensation expense recognized during fiscal 2012
        for each of your annual units, performance units and exit units and ensure that you
        reconcile such amounts to the $8.3 million of total compensation expense as disclosed on
        page 94. Also, please provide the calculations that support such expense as well as the
        unrecognized compensation expense at September 30, 2012 for each of these unit
        categories.

Note 18. Guarantor Consolidation

15.   We note that your Senior Notes are fully and unconditionally guaranteed by each of your
        wholly-owned domestic subsidiaries. We further note that on page 126 of the Form S-4
        filed on January 11, 2012 you provided a discussion of the provisions under which the
        guarantees will terminate such that the subsidiary guarantee will be released from their
        obligations. Please tell us what consideration you gave to disclosing such release
        provisions to the full and unconditional guarantee in your Form 10-K in order to more
        accurately describe the qualifications to the subsidiary guarantors.

Executive Compensation, page 125

16.   We note that you have only identified four named executive officers in the executive
        compensation discussion. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of the
        company's three most highly compensated executive officers other than the principal
        executive officer and the principal financial officer who were serving at the end of the
        last completed fiscal year. Please tell us how you determined that the other individuals
        listed on the company's website under "Executive Management Team," including the
        Executive Vice Presidents, are not executive officers within the definition of "executive
        officer" in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K. Rule
        405 defines an executive officer as the president, any vice president in charge of a
        principal business unit, division or function (such as sales, administration or finance), any
        other officer who performs a policy making function or any other person who performs
        similar policy making functions for the company.

17.   We note that you have not provided a quantitative discussion of the two performance
        targets, revenue and EBITDA, used to award performance-based incentive bonuses to
        your named executive officers. Please disclose the quantitative targets for each
        performance measure in the response letter and confirm that you will provide this
        information in future filings. If you believe that disclosure of the performance targets is
        not required because it would result in competitive harm such that the targets could be
        excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a
        supplemental analysis supporting your conclusion. In particular, your competitive harm
        analysis should demonstrate why you need not disclose what appear to be historical
        financial performance objectives, and it should clearly explain the nexus between
        disclosure of the performance objectives and the competitive harm that is likely to result

from disclosure. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

18.   You state that compensation for the executives has been determined on an annual basis using "compensation survey data representing the pay practices of a broad set of companies in a comparable industry and size" and that you generally reference the 50th percentile of this group of companies. It appears that you may be benchmarking your compensation in part by using compensation data about other software companies with similar revenue levels as a reference point in part to base, justify or provide a framework for your compensation decisions. Accordingly, it appears that you should disclose the component companies in these surveys. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and provide this information in your response letter or advise why you believe that this information is not required.

19.   In your response letter, please provide all of the disclosure regarding director compensation required by Item 402(k) of Regulation S-K and confirm that you will provide this information in future filings. It appears that you disclosed the number of restricted units granted to some of your directors but did not disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Certain Relationships and Related Party Transactions and Director Independence

Policies and Procedures for Review and Approval of Related Party Transactions, page 140

20.   In future filings, please describe the policies and procedures for the review, approval, or ratifications of any related party transaction and a statement of whether these policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

Exhibits

21.   We note that you have omitted the schedules to the Credit Agreement dated May 16, 2011, which you incorporate by reference from your Form S-4 filed on January 11, 2012. The schedules appear to be material and should be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that Schedule 1.01D sets out the guarantors of the loan. Please advise us why you have not filed the schedules. Be advised that Item 601(b)(2) of Regulation S-K is the only provision which allows the omission of certain schedules and exhibits to agreements that are not material.

22.   Please tell us what consideration you have given to filing the lease agreements for the company's "material owned properties" you list on page 24. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief